Room 4561

August 19, 2008

Roni Giladi
Chief Financial Officer
Sapiens International Corporation N.V.
Rabin Science Park
Nes Ziona 74140 Israel

> **Re: Sapiens International Corporation N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 25, 2008**
> **File no. 0-20181**

Dear Mr. Giladi:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Note 2. Significant Accounting Policies

Capitalized Software Development Costs, page F-15

1.   We note that the Company capitalizes software development costs pursuant to SFAS 86. Please provide the following with regards to your capitalized costs:
   *   It appears that gross capitalized costs were $52,115 and $60,715 at December 31, 2006 and 2007, respectively. Please confirm and also reconcile the

       change in gross capitalized costs to the increase in capitalized software development costs as reflected in your statement of cash flows.

- Provide a breakdown of the gross capitalized costs by product at each balance sheet date. Tell us the original amount of such costs, tell us the date technological feasibility was established for each product and the date the product was available for general release. Tell us the amortization period for each product, the amount amortized to date and the estimated remaining amortization period for each. Also, tell us the amount of costs expensed for each product prior to reaching technological feasibility.

- Your disclosures on page 28 indicate that gross profits were impacted by the amortization of new capitalized software development costs amortized over a higher average useful life than in the prior years. Tell us how the amortization period for your newer products compares to that of your older products and explain why such periods have increased in recent years.

Revenue Recognition, page F-16

2.   We note that the Company enters into multiple-element arrangements, which include software licenses, support and maintenance (PCS), and training and consulting services. We also note that the Company allocates revenue based on vendor specific objective evidence (VSOE) of fair value for each undelivered element using the residual method. Please tell us how you establish VSOE of fair value for each element and explain the methodology and assumptions used to determine VSOE of fair value. In this regard, please describe the process you use to evaluate the various factors that effect your VSOE including customer type, product, level of support and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.

3.   We note from your disclosures on page 16 that the Company provides outsourcing services with your blue-chip customers. Please describe the nature and terms of such services. For instance, do these arrangements include hosting services? If so, please explain how you considered EITF 00-3 in accounting for such arrangements. In this regard, tell us whether your customers have the right to take possession of the software during the arrangement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another unrelated party to host the software. Also, tell us the amount of revenues earned from these arrangements for each period presented.

4.   We note that revenues from consulting services are recognized ratably over the contractual period or as services are performed. Please describe the arrangements

where revenue are recognized ratably and those where revenues are recognized as the services are performed. We may have further questions.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief